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                                                                 Exhibit 99.4.53

Guaranteed Minimum Withdrawal Benefit Rider [SecureSource(SM) Rider]

Covered Person                                      [John Q. Doe]
Initial Annual Rider Charge                         [.65%]
Maximum Annual Rider Charge                         [1.50%]
Maximum RBA and GBA                                 [$5,000,000]
Maximum ALP                                         [$300,000]
GBP Percentage                                      [7%]
ALP Percentage                                      [6%]
Waiting Period                                      [3] Years
Annual Lifetime Payment Attained Age                Age [68]
Initial Asset Allocation Model Selection            [Moderatively Aggressive Model]
Target Model                                        [Moderate Model]
Number of Model Changes Allowed Per Contract Year   [2]

- This [SecureSource(SM) Rider] requires participation in our Asset Allocation Program containing certain variable subaccounts and the fixed account, if applicable. There is no additional charge for such participation.

- Because the rider requires that your contract value be invested in one of the asset allocation models for the life of the contract, and you cannot terminate the rider once you have selected it, you must terminate your contract by requesting a full withdrawal if you do not want to participate in any of the asset allocation models. Withdrawal charges and tax penalties may apply. Therefore, you should not select the rider if you do not intend to continue participating in one of the asset allocation models for the life of the rider.

- Rider charges may vary by model selection and will change if you change your asset allocation model to one for which the price is higher at the time of the change. Rider charges will change if you elect to Step-up the Remaining Benefit Amount (RBA) and/or the Annual Lifetime Payment (ALP) and the then current charge for the asset allocation model at the time of the Step-up is higher. Rider charges will never exceed the Maximum Annual Charge shown above.

- If you take a withdrawal and you are invested more aggressively than the Target Model, your contract value will be automatically reallocated to the Target Model. After a withdrawal, you can only allocate your contract value to the Target Model or less aggressive asset allocation models without affecting your guarantees.

- Contracts issued with an initial purchase payment higher than the Maximum Total RiverSource Life of NY Variable Annuity Purchase Payment Per Annuitant Life require corporate officer approval and may require limitation of the number of models available for selection.

[For tax-qualified contracts: You may be required to take a minimum distribution that is greater than your Remaining Benefit Payment (RBP) or your Remaining Annual Lifetime Payment (RALP) on the most recent rider anniversary. In many situations, these required minimum distributions will not result in excess withdrawal processing. However, in some circumstances, an excess withdrawal due to a required distribution would be subject to the Guaranteed Benefit Amount
(GBA) excess withdrawal processing, the RBA excess withdrawal processing, and/or the ALP excess withdrawal processing. And, if your tax-qualified contract is a tax sheltered annuity (TSA) as described in Section 403(b) of the Code, the contractual right to withdrawals is restricted. If you plan to exercise the benefit before or after your required minimum distribution date, or if your tax-qualified contract is a TSA, you should consult your tax advisor to consider whether the benefit is appropriate for your circumstances.]

DP273959 - SGNY